Exhibit 99.4

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisers.

If you have sold or transferred all your shares in HUTCHMED (China) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HUTCHMED (China) Limited

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq/AIM Code: HCM; HKEX Stock Code: 13)

NOTICE OF ANNUAL GENERAL MEETING

PROPOSALS FOR

RE-ELECTION OF DIRECTORS

GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE SHARES
AND

ADOPTION OF THE 2026 SHARE OPTION SCHEME

Capitalized terms used in this cover page should have the same meanings as those defined in the section headed “Definitions” in this circular.

A letter from the Board is set out on pages 8 to 13 of this circular.

The AGM will be an electronic/hybrid meeting to be held on Tuesday, May 12, 2026, at 4:00 pm Hong Kong time (9:00 am London time) at the Principal Meeting Place (being 1st Floor, Harbour Grand Kowloon, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong) with electronic access through the Online Platform (https://meetings.computershare.com/Hutchmed2026AGM). The notice convening the AGM is set out on pages 14 to 20 of this circular. A form of proxy for use at the AGM is enclosed with this circular. The form of proxy can also be downloaded from the Company website at https://www.hutch-med.com and the HKEXnews Website at https://www.hkexnews.hk. Irrespective of whether Shareholders will attend the AGM, they are encouraged to appoint the Chairman of the AGM as their proxy. Shareholders are recommended to complete and sign the forms of proxy in accordance with the instructions printed thereon and return it (a) (i) to the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) by email to HKProxy@hutch-med.com, or (b) (i) to the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, or (ii) by email to UKProxy@hutch-med.com, in each case, as soon as possible and in any event no later than 48 hours before the time for holding the AGM or any adjournment or postponement thereof. Shareholders are recommended to return forms of proxy by email where possible and, if they elect to return forms of proxy by post, ample time should be allowed for postal delivery.

Completion and return of the form of proxy will not preclude a Shareholder from attending and voting, physically at the Principal Meeting Place or electronically through the Online Platform, at the AGM or at any adjournment or postponement thereof should the Shareholder subsequently so wish, and, in such event, the proxy appointment shall be deemed to be revoked. For the AGM convened to be held on Tuesday, May 12, 2026 at 4:00 pm Hong Kong time (9:00 am London time), the deadline to submit completed forms of proxy is Sunday, May 10, 2026 at 4:00 pm Hong Kong time (9:00 am London time).

In the event of any inconsistency, the English version of this circular shall prevail over the Chinese version.

April 10, 2026

CONTENTS

Page

Responsibility Statement	ii

Guidance for the Annual General Meeting	1

Definitions	5

Letter from the Board

Introduction	9

Annual General Meeting	9

Re-election of Directors	10

General Mandates to Issue New Shares and Repurchase Shares	11

Adoption of the 2026 Share Option Scheme	12

Recommendation	12

Document on Display	13

Appendix I – Notice of Annual General Meeting	14

Appendix II – Details of the Directors	21

Appendix III – Explanatory Statement	30

Appendix IV – Principal Terms of the 2026 Share Option Scheme	33

– i –

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

– ii –

GUIDANCE FOR THE ANNUAL GENERAL MEETING

This AGM will be an electronic/hybrid meeting. Shareholders have the option of attending, participating and voting at the AGM physically at the Principal Meeting Place (being 1st Floor, Harbour Grand Kowloon, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong) or electronically through the Online Platform (https://meetings.computershare.com/Hutchmed2026AGM, see further below).

ATTENDANCE AT THE AGM

The Company reminds Shareholders that physical attendance at the AGM is not compulsory for the purpose of exercising their voting rights, and encourages Shareholders to vote through the Online Platform or by appointing the Chairman of the AGM as their proxy and submit their forms of proxy as early as possible and in any event no later than 48 hours before the time for holding the AGM or any adjournment or postponement thereof.

An electronic voting system will be used by Shareholders (including their proxies and corporate representatives) who attend physically at the Principal Meeting Place, for enhancing efficiency and transparency in the vote counting process. Shareholders as well as their proxies and corporate representatives are recommended to bring their unique login details (contained in the Shareholder Notification (as defined below) or the relevant email from the Principal Share Registrar or the Hong Kong Branch Share Registrar) as well as their own electronic device (for example, smart phone or tablet device with internet connection) for access to the electronic voting system.

No refreshments or drinks will be served at the Principal Meeting Place.

ONLINE PLATFORM

In addition to physical attendance at the AGM, Shareholders (including their proxies and corporate representatives) can attend, participate and vote by electronic means at the AGM through the Online Platform at https://meetings.computershare.com/Hutchmed2026AGM. Shareholders attending and participating in the AGM using the Online Platform will also be counted towards the quorum and they will be able to cast their votes and raise questions. Votes cast through the Online Platform are irrevocable once the voting session at the AGM ends. Further, once the electronic voting has closed, the votes which a registered Shareholder has submitted through the Online Platform will supersede any votes which may also have been cast by his/her proxy (if any) at the AGM (whether by physical or electronic attendance).

The Online Platform will be open for registered Shareholders and non-registered Shareholders, as well as their proxies and corporate representatives (see below for login details and arrangements) to log in approximately 30 minutes prior to the commencement of the AGM (i.e. from 3:30 pm Hong Kong time (8:30 am London time) on May 12, 2026) and can be accessed from any location with internet connection by a smart phone, tablet device or computer. Shareholders, as well as their proxies and corporate representatives, should allow ample time to check into the Online Platform to complete the related procedures. An Online User Guide for the AGM is available at https://www.hutch-med.com for more information.

GUIDANCE FOR THE ANNUAL GENERAL MEETING

Login details for registered Shareholders

Login details to access the Online Platform including a unique username and a password, for registration and authentication purposes, are included in the notification letter from the Company to registered Shareholders dated April 10, 2026 (the “Shareholder Notification”).

Login details for non-registered Shareholders

Non-registered Shareholders who wish to attend, participate and vote at the AGM using the Online Platform should:

(1)	contact and instruct their banks, brokers, custodians, nominees or HKSCC Nominees Limited through which their Shares are held (together, the “Intermediaries”) to appoint themselves as proxies or corporate representatives to attend the AGM; and

(2)	provide their email addresses to their Intermediaries as early as possible and in any event, before the time limit required by the relevant Intermediaries.

Login details to access the Online Platform will be sent by (a) the Hong Kong Branch Share Registrar or (b) the Principal Share Registrar to the email addresses of the non-registered Shareholders provided by them through the Intermediaries. Any non-registered Shareholder who has provided an email address through the relevant Intermediaries for this purpose but has not received the login details by email by 12:00 noon Hong Kong time (5:00 am London time) on Monday, May 11, 2026 should contact (a) the Hong Kong Branch Share Registrar or (b) the Principal Share Registrar for assistance. Without the login details, the non-registered Shareholder will not be able to attend, participate and vote at the AGM through the Online Platform. Non-registered Shareholders should therefore give clear and specific instructions to their Intermediaries in respect of both (1) and (2) above.

Login details for duly appointed proxies or corporate representatives

Login details to access the Online Platform will be sent by (a) the Hong Kong Branch Share Registrar or (b) the Principal Share Registrar to the email addresses of the proxies provided in the relevant forms of proxy.

For corporate Shareholders which wish to appoint corporate representatives to attend, participate and vote at the AGM on their behalf, please call (a) the Hong Kong Branch Share Registrar at +852 2862 8558 or (b) the Principal Share Registrar at +44 (0)370 707 4040 for arrangements.

Any proxy or corporate representative who has not received the login details by email by 12:00 noon Hong Kong time (5:00 am London time) on Monday, May 11, 2026 should contact (a) the Hong Kong Branch Share Registrar or (b) the Principal Share Registrar for assistance.

GUIDANCE FOR THE ANNUAL GENERAL MEETING

General

Registered and non-registered Shareholders (including their proxies or corporate representatives) should note that only one device is allowed for each set of login details. Please keep the login details in safe custody for use at the AGM and do not disclose them to anyone else. Neither the Company nor its officers or its agents assume any responsibility or liability whatsoever in connection with the transmission of the login details or any use of the login details for attending, participating or voting at the AGM or otherwise. Shareholders and other participants should also note that an active and stable internet connection is required in order to allow them to participate, vote and submit questions through the Online Platform. It is the users’ own responsibility to ensure that they have a sufficient and stable internet connection.

QUESTIONS AT AND PRIOR TO THE AGM

Shareholders (including their proxies or corporate representatives) attending the AGM, either physically at the Principal Meeting Place or electronically through the Online Platform, will be able to raise questions (whether in English or Chinese) relevant to the proposed resolutions during the AGM.

If any Shareholder wishes to send questions prior to the AGM, please do so by email from Friday, May 1, 2026 (9:00 am Hong Kong time (2:00 am London time)) to Friday, May 8, 2026 (5:00 pm Hong Kong time (10:00 am London time)) to AGM@hutch-med.com (for registered Shareholders, please specify within the email the 10-digit shareholder reference number starting with “C” (SRN) as printed on the top right corner of the Shareholder Notification).

Whilst the Company will endeavor to respond to as many questions as possible at the AGM, due to time constraints, it is possible that not all questions will be dealt with at the AGM. Unanswered questions may be responded to after the AGM as appropriate.

PROXY APPOINTMENT IN ADVANCE OF THE AGM

Irrespective of whether Shareholders will attend the AGM, Shareholders are encouraged to submit their completed forms of proxy well in advance of the AGM and in any event no later than 48 hours before the time for holding the AGM or any adjournment or postponement thereof. Return of a completed form of proxy will not preclude a Shareholder from attending and voting, physically at the Principal Meeting Place or electronically through the Online Platform, at the AGM or at any adjournment or postponement thereof should the Shareholder subsequently so wish and, in such event, the proxy appointment shall be deemed to be revoked.

Submission of forms of proxy for registered Shareholders

A form of proxy for use at the AGM is enclosed with this circular. The form of proxy can also be downloaded from the Company website at https://www.hutch-med.com and the HKEXnews Website at https://www.hkexnews.hk.

GUIDANCE FOR THE ANNUAL GENERAL MEETING

For the AGM convened to be held on Tuesday, May 12, 2026 at 4:00 pm Hong Kong time (9:00 am London time), the deadline to submit completed forms of proxy is Sunday, May 10, 2026 at 4:00 pm Hong Kong time (9:00 am London time). Completed forms of proxy must be returned no later than the deadline (a) (i) to the Hong Kong Branch Share Registrar at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) by email to HKProxy@hutch-med.com, or (b) (i) to the Principal Share Registrar at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, or (ii) by email to UKProxy@hutch-med.com.

Appointment of proxy for non-registered Shareholders

Non-registered Shareholders should contact their Intermediaries as soon as possible for assistance regarding the appointment of proxy.

LATEST INFORMATION OF THE AGM

A dedicated area of the Company website (https://www.hutch-med.com/event) is assigned to provide timely updates and useful information on the AGM arrangements. Alongside the usual investor relations section on the Company website and the HKEXnews Website, Shareholders can access the latest information of the AGM. Shareholders should check the Company website for future announcements and updates on the AGM arrangements.

If Shareholders have any questions relating to the AGM, please contact the Share Registrars as follows:

Hong Kong Branch Share Registrar

Computershare Hong Kong Investor Services Limited

17M Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Telephone:      +852 2862 8558

Facsimile:        +852 2865 0990

Website:          https://www.computershare.com/hk/contact

Principal Share Registrar

Computershare Investor Services (Jersey) Limited

13 Castle Street, St. Helier

Jersey, Channel Islands JE1 1ES

Telephone:      +44 (0)370 707 4040

Facsimile:        +44 (0)370 873 5851

Website:          https://www.computershare.com/uk/business/other/contact-us

DEFINITIONS

In this circular, unless otherwise defined or the context otherwise requires, the following expressions shall have the following meanings:

“2026 Share Option Scheme”	the share option scheme proposed to be approved by the Shareholders at the AGM for the benefit of the employees and Directors of the Company and its subsidiaries and other eligible participants specified thereunder;

“ADS(s)”	American depositary share(s) issued by Deutsche Bank Trust Company Americas, each representing ownership of five Shares;

“AGM” or “Annual General Meeting”	the annual general meeting of the Company convened as an electronic/hybrid meeting to be held on Tuesday, May 12, 2026 at 4:00 pm Hong Kong time (9:00 am London time) at the Principal Meeting Place with electronic access through the Online Platform (or, in the event that a Bad Weather Signal is in force in Hong Kong at 9:00 am Hong Kong time on that day, at the same time and place and through the same Online Platform on Thursday, May 14, 2026), notice of which is set out on pages 14 to 20 of this circular, and any adjournment or postponement thereof;

“Articles of Association”	the articles of association of the Company, as amended from time to time;

“Bad Weather Signal”	a tropical cyclone warning signal no. 8 or above, a black rainstorm warning signal and/or “extreme conditions” as announced by the Hong Kong Government. The Hong Kong Government may issue an announcement on “extreme conditions” in the case where a super typhoon or other natural disaster of a substantial scale seriously affects the working public’s ability to resume work or brings safety concern for a prolonged period;

“Board”	the board of Directors;

“close associate(s)”	has the meaning ascribed to it under the Listing Rules;

“Company”	HUTCHMED (China) Limited, an exempted company incorporated in the Cayman Islands with limited liability whose Shares are listed on the Main Board of the SEHK, the AIM market of the London Stock Exchange plc and in the form of ADSs on the NASDAQ Global Select Market;

“CKHH”	CK Hutchison Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability whose shares are listed on the Main Board of the SEHK (Stock Code: 1);

“core connected person(s)”	has the meaning ascribed to it under the Listing Rules;

“Director(s)”	the director(s) of the Company;

“Group”	the Company and its subsidiaries;

DEFINITIONS

“HKEXnews Website”	https://www.hkexnews.hk, a dedicated website for the dissemination of information, including issuer information, established by Hong Kong Exchanges and Clearing Limited (or any other website maintained and announced by Hong Kong Exchanges and Clearing Limited at the relevant time for a similar purpose);

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong Branch Share Registrar”	Computershare Hong Kong Investor Services Limited, the Hong Kong Branch Share Registrar of the Company;

“Issue Mandate”	the general mandate to issue, allot and dispose of additional Shares;

“Latest Practicable Date”	March 29, 2026, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

“Listing Rules”	the Rules Governing the Listing of Securities on the SEHK;

“Online Platform”	the internet based platform (https://meetings.computershare.com/Hutchmed2026AGM) through which Shareholders as well as their proxies and corporate representatives can attend, participate and vote by electronic means at the AGM;

“Principal Meeting Place”	1st Floor, Harbour Grand Kowloon, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong;

“Principal Share Registrar”	Computershare Investor Services (Jersey) Limited, the Principal Share Registrar of the Company;

“Repurchase Mandate”	the general mandate to repurchase Shares;

“SEHK”	The Stock Exchange of Hong Kong Limited;

“SFO”	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended, supplemented or otherwise modified from time to time;

“Share(s)”	ordinary share(s) of par value US$0.10 each in the share capital of the Company;

“Shareholder(s)”	holder(s) of the Share(s);

“Special Resolution”	a resolution which has been passed by a majority of not less than three-fourths of votes cast by members, corporate representatives or proxies at a general meeting;

DEFINITIONS

“Takeovers Code”	the Code on Takeovers and Mergers issued by the Securities and Futures Commission in Hong Kong, as amended, supplemented or otherwise modified from time to time;

“treasury shares”	shares repurchased and held by a company in treasury, as authorized by the laws of its place of incorporation and its articles of association or equivalent constitutional documents, which, for the purpose of the Listing Rules, include shares repurchased by the company and held or deposited in the Central Clearing and Settlement System (CCASS) established and operated by Hong Kong Securities Clearing Company Limited for sale on the SEHK;

“US$”	United States dollars, the lawful currency of the United States; and

“%”	per cent.

In the event of any inconsistency, the English version of this circular shall prevail over the Chinese version.

LETTER FROM THE BOARD

HUTCH MED (China) Limited

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq/AIM Code: HCM; HKEX Stock Code: 13)

Board of Directors:	Registered Office:
Chairman and Non-executive Director	P.O. Box 309
Dr Dan ELDAR	Ugland House
Grand Cayman, KY1-1104
Executive Directors	Cayman Islands
Dr Weiguo SU (Chief Executive Officer and Chief Scientific Officer)
Mr CHENG Chig Fung, Johnny (Acting Chief Executive Officer and Chief Financial Officer)	Principal Place of Business:
48th Floor
Non-executive Directors	Cheung Kong Center
Ms Edith SHIH	2 Queen’s Road Central
Ms Ling YANG	Hong Kong

Independent Non-executive Directors
Professor MOK Shu Kam, Tony (Senior and Lead Independent Non-executive Director)
Dr Renu BHATIA
Dr Chaohong HU
Professor TAN Shao Weng, Daniel
Mr WONG Tak Wai

Company Secretary:
Ms Edith SHIH

April 10, 2026

Dear Shareholder(s),

NOTICE OF ANNUAL GENERAL MEETING

PROPOSALS FOR

RE-ELECTION OF DIRECTORS

GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE SHARES

AND

ADOPTION OF THE 2026 SHARE OPTION SCHEME

LETTER FROM THE BOARD

1.	INTRODUCTION

The purpose of this circular is to give Shareholders notice of the forthcoming AGM (the “Notice of AGM”) to be held as an electronic/hybrid meeting on Tuesday, May 12, 2026 at 4:00 pm Hong Kong time (9:00 am London time) at the Principal Meeting Place (being 1st Floor, Harbour Grand Kowloon, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong) with electronic access through the Online Platform (http://meetings.computershare.com/Hutchmed2026AGM) (or, in the event that a Bad Weather Signal is in force in Hong Kong at 9:00 am (Hong Kong time) on that day, at the same time and place and through the same Online Platform on Thursday, May 14, 2026). This circular also provides information regarding salient resolutions to be proposed at the AGM, being: (i) the re-election of Directors; (ii) the grant to the Directors the Issue Mandate and the Repurchase Mandate; and

(iii) the adoption of the 2026 Share Option Scheme.

2.	ANNUAL GENERAL MEETING

The Notice of AGM is set out in Appendix I to this circular.

All the resolutions to be proposed at the AGM set out in the Notice of AGM will be voted on by way of a poll pursuant to Article 69 of the Articles of Association. The results of the poll will be posted on the Company website at https://www.hutch-med.com and the HKEXnews Website at https://www.hkexnews.hk.

A form of proxy for use at the AGM is enclosed with this circular. The form of proxy can also be downloaded from the above websites. Shareholders are recommended to appoint the Chairman of the AGM as their proxy by completing and signing the form of proxy in accordance with the instructions printed thereon and returning it (a) (i) to the Hong Kong Branch Share Registrar at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) by email to HKProxy@hutch-med.com, or (b) (i) to the Principal Share Registrar at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, or (ii) by email to UKProxy@hutch-med.com, in each case, as soon as possible and in any event no later than 48 hours before the time appointed for holding the AGM or any adjournment or postponement thereof. For the AGM convened to be held on Tuesday, May 12, 2026 at 4:00 pm Hong Kong time (9:00 am London time), the deadline to submit completed forms of proxy is Sunday, May 10, 2026 at 4:00 pm Hong Kong time (9:00 am London time). Shareholders are recommended to return forms of proxy by email where possible and, if they elect to return forms of proxy by post, ample time should be allowed for postal delivery.

Completion and return of the form of proxy will not preclude a Shareholder from attending and voting physically at the Principal Meeting Place or electronically through the Online Platform at the AGM or at any adjournment or postponement thereof should the Shareholder subsequently so wish and, in such event, the proxy appointment shall be deemed to be revoked.

Please also see “Guidance for the Annual General Meeting” on pages 1 to 4 of this circular for the AGM arrangements this year.

LETTER FROM THE BOARD

3.	RE-ELECTION OF DIRECTORS

Pursuant to Article 89(3) of the Articles of Association, Professor Tan Shao Weng, Daniel, who was appointed as an Independent Non-executive Director with effect from October 15, 2025, will hold office until the AGM and, being eligible, has offered himself for re-election at the AGM.

Further, the Articles of Association of the Company requires not less than one-third of the Directors to retire by rotation at each annual general meeting, and the retiring Directors are eligible to offer themselves for re-election. To follow the market practice in the United Kingdom whereby all directors are subject to annual re-election, Dr Dan Eldar, Dr Weiguo Su, Mr Cheng Chig Fung, Johnny, Ms Edith Shih, Ms Ling Yang, Dr Renu Bhatia, Dr Chaohong Hu and Mr Wong Tak Wai will all retire at the AGM and, being eligible, have offered themselves for re-election at the AGM. Professor Mok Shu Kam, Tony, who has served as Independent Non-executive Director for more than eight years, will not be seeking re-election at the AGM and will retire at the conclusion of the AGM.

The Nomination Committee has considered the structure, size, diversity profile and skill sets matrix of the current Board and has confirmed that each Director who is proposed to be re-elected at the AGM continues to possess the character, experience, integrity and the levels of skills, care and diligence required of a Director of the Company in respect of decisions to be taken at both the Board and, where applicable, Committee levels to ensure the long term sustainable success of the Company. The Nomination Committee has also reviewed the independence of Dr Renu Bhatia, Dr Chaohong Hu, Professor Tan Shao Weng, Daniel and Mr Wong Tak Wai and has determined that each of them remains independent.

Further, the Nomination Committee has conducted an annual evaluation of the performance of the Board and its Committees, their time commitment and contribution, as well as their ability to effectively discharge their responsibilities. It concluded that each Director continues to make effective and valuable contributions to the Board and demonstrates commitment to the role.

Details of the Directors who are proposed to be re-elected at the AGM as required to be disclosed under the Listing Rules are set out in Appendix II to this circular.

Any Shareholder who wishes to nominate a person to stand for election as a Director at the AGM should lodge with the Company Secretary of the Company at 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong within the period from Friday, April 10, 2026 to Friday, April 17, 2026, both days inclusive, (i) written nomination of the candidate, (ii) written confirmation from such nominated candidate of his/her willingness to be elected as Director, and (iii) biographical details of such nominated candidate as required under Rule 13.51(2) of the Listing Rules for publication by the Company.

LETTER FROM THE BOARD

4.	GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE SHARES

At the annual general meeting of the Company held on May 13, 2025, special resolutions were passed to grant general mandates to the Directors (i) to issue, allot and dispose of such number of additional Shares not exceeding 10 per cent. of the total number of Shares in issue at the date of the passing of the relevant resolution; and (ii) to repurchase Shares not exceeding 10 per cent. of the total number of Shares in issue at the date of the passing of the relevant resolution. These general mandates are due to expire at the conclusion of the AGM.

At the AGM, approval will be sought from Shareholders for the Issue Mandate and the Repurchase Mandate as follows:

(i)	to authorize the Board to issue, allot and dispose of such number of additional Shares not exceeding 10 per cent. (instead of 20 per cent. as permitted under the Listing Rules) of the total number of Shares in issue at the date of the passing of the relevant resolution (excluding treasury shares and such total number to be subject to adjustment in the case of any conversion of any or all of the Shares into a larger or smaller number of Shares after the passing of such resolution). Any additional Shares to be allotted or issued pursuant to such a general mandate shall not be at a discount of more than 10 per cent. (instead of 20 per cent. as permitted under the Listing Rules) to the “benchmarked price” (as described in Rule 13.36(5) of the Listing Rules). The relevant special resolution is set out in agenda item No. 4 of the Notice of AGM; and

(ii)	to authorize the Board to repurchase on applicable stock exchanges Shares, including any form of depositary interests or American depositary shares representing the right to receive such Shares issued by the Company, up to a maximum of 10 per cent. of the total number of Shares in issue at the date of the passing of the relevant resolution (excluding treasury shares and such total number to be subject to adjustment in the case of any conversion of any or all of the Shares into a larger or smaller number of Shares after the passing of such resolution). The relevant ordinary resolution is set out in agenda item No. 5 of the Notice of AGM.

In respect of the Issue Mandate, the Board wishes to state that it has no immediate plans to issue any new Shares pursuant to the general mandate under the special resolution in agenda item No. 4 of the Notice of AGM.

In respect of the Repurchase Mandate, the Board wishes to state that it has no immediate plans to repurchase any Shares pursuant to the general mandate under the ordinary resolution in agenda item No. 5 of the Notice of AGM.

An explanatory statement, as required under the Listing Rules, to provide requisite information to Shareholders for considering the proposal to grant Directors the Repurchase Mandate is set out in Appendix III to this circular.

LETTER FROM THE BOARD

5.	ADOPTION OF THE 2026 SHARE OPTION SCHEME

In order to enable the Company to attract and retain employees and other personnel having appropriate qualifications and experience, the Board considers it important that the Company is equipped with the ability to offer such employees and personnel options to acquire equity interests in the Company as a reward and additional incentive for their contribution to the long term success of the business of the Company.

The existing share option scheme of the Company was adopted on April 24, 2015 (which was approved by the shareholders of CKHH on May 13, 2016 and amended on April 27, 2020) and will expire on May 12, 2026.

A proposal is to be made at the AGM for the approval of the adoption of the 2026 Share Option Scheme. Under the 2026 Share Option Scheme, options to subscribe for Shares may be offered and granted to employees and Directors of the Company and its subsidiaries and other eligible participants specified therein for up to 5% of the total issued share capital of the Company as at the date of adoption of the 2026 Share Option Scheme, subject to the approval of the Shareholders. Options will be satisfied through the issuance and allotment of new Shares upon exercise, although the Company reserves the flexibility to use treasury shares for the purposes of the 2026 Share Option Scheme in the future should the Board determine that it is in the interests of the Company and its Shareholders to do so.

The terms of the 2026 Share Option Scheme comply with the requirements of Chapter 17 of the Listing Rules. The principal terms of the 2026 Share Option Scheme are set out in Appendix IV to this circular. Shareholders are asked to consider the adoption of the 2026 Share Option Scheme by the Company.

No Director has a material interest and is required to abstain from voting on the resolution to approve the proposed adoption of the 2026 Share Option Scheme. None of the Shareholders is required to abstain from voting on such resolution at the AGM pursuant to the Listing Rules and/or the Articles of Association.

6.	RECOMMENDATION

The Board considers that the resolutions as set out in the Notice of AGM are all in the best interests of the Company and its Shareholders as a whole. The Board also considers that it is in the interests of the Company and its Shareholders to re-elect those Directors retiring at, or holding office until, the AGM who, being eligible, have offered themselves for re-election at the AGM, to grant the Issue Mandate and the Repurchase Mandate to the Directors, as well as to adopt the 2026 Share Option Scheme. Accordingly, the Board recommends Shareholders to vote in favor of all resolutions at the AGM.

LETTER FROM THE BOARD

7.	DOCUMENT ON DISPLAY

A copy of the 2026 Share Option Scheme will be published on the Company website and the HKEXnews Website for a period of not less than 14 days before the date of the AGM and will be made available for inspection at the AGM.

Yours faithfully

For and on behalf of the Board of

HUTCHMED (CHINA) LIMITED

Dan ELDAR

Chairman

APPENDIX I	NOTICE OF ANNUAL GENERAL MEETING

HUTCH MED (China) Limited

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq/AIM Code: HCM; HKEX Stock Code: 13)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of HUTCHMED (China) Limited (the “Company”) will be held as an electronic/hybrid meeting at 1st Floor, Harbour Grand Kowloon, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong (the “Principal Meeting Place”) with electronic access through an online platform at https://meetings.computershare.com/Hutchmed2026AGM on Tuesday, May 12, 2026 at 4:00 pm Hong Kong time (9:00 am London time) (or, in the event that a tropical cyclone warning signal no. 8 or above, a black rainstorm warning signal and/or “extreme conditions” announced by the Hong Kong Government (the “Bad Weather Signal”) is/are in force in Hong Kong, at 9:00 am Hong Kong time on that day, at the same time and place and through the same online platform on Thursday, May 14, 2026) for the following purposes:

All resolutions will be proposed as Ordinary Resolutions, save for the resolution in item No. 4, which will be proposed as a Special Resolution.

1.	To consider and adopt the audited Financial Statements, and the Directors’ Report and the Independent Auditors’ Report for the year ended December 31, 2025.

2.	To re-elect Directors.

3.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as Independent Auditors for Hong Kong financial reporting and US financial reporting purposes, respectively, and to authorize the Directors to fix the Auditors’ remuneration.

APPENDIX I	NOTICE OF ANNUAL GENERAL MEETING

4.	To consider and, if thought fit, pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION

“THAT:

(a)	subject to paragraph (b) below, a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period (as hereinafter defined) to issue, allot and dispose of such number of additional shares of the Company (otherwise than pursuant to the exercise of options granted under any share option scheme adopted by the Company) not exceeding ten per cent. of the total number of shares of the Company in issue at the date of the passing of this Resolution (excluding any treasury shares and such total number to be subject to adjustment in the case of any conversion of any or all of the shares of the Company into a larger or smaller number of shares of the Company after the passing of this Resolution), such mandate to include the granting of offers, agreements or options to subscribe for shares of the Company which require the exercise of such powers or the allotment and issue of shares of the Company during or after the Relevant Period and the pre-emption rights under Article 13(4) of the Articles of Association of the Company should not apply to the general mandate;

(b)	the price at which any shares of the Company are to be allotted and issued (whether wholly or partly for cash or otherwise) pursuant to the mandate in paragraph (a) of this Resolution shall not be at a discount of more than ten per cent. to the Benchmarked Price (as hereinafter defined) of such shares of the Company; and

(c)	for the purposes of this Resolution:

“Benchmarked Price” means the price which is the higher of:

(i)	the closing price of the shares of the Company as quoted on The Stock Exchange of Hong Kong Limited on the date of the agreement involving the relevant proposed issue of shares of the Company; and

(ii)	the average closing price as quoted on The Stock Exchange of Hong Kong Limited of the shares of the Company in the five trading days immediately preceding the earliest of:

(A)	the date of announcement of the transaction or arrangement involving the relevant proposed issue of shares of the Company;

(B)	the date of the agreement involving the relevant proposed issue of shares of the Company; and

(C)	the date on which the price of shares of the Company that are proposed to be issued is fixed.

APPENDIX I	NOTICE OF ANNUAL GENERAL MEETING

“Relevant Period” means the period from the passing of this Resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii)	the date on which the authority set out in this Resolution is revoked or varied by a resolution of the shareholders of the Company in general meeting.”

5.	To consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase on AIM, a market operated by the London Stock Exchange plc, the NASDAQ Global Select Market and The Stock Exchange of Hong Kong Limited or any other stock exchanges on which the securities of the Company are traded and recognized for this purpose, shares of the Company (including any form of depositary interests or American depositary shares representing the right to receive such shares issued by the Company), in accordance with all applicable laws and the requirements of the applicable stock exchanges as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the maximum number of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent. of the total number of shares of the Company in issue at the date of the passing of this Resolution (excluding treasury shares and such total number to be subject to adjustment in the case of any conversion of any or all of the shares of the Company into a larger or smaller number of shares of the Company after the passing of this Resolution), and the said approval shall be limited accordingly; and

APPENDIX I	NOTICE OF ANNUAL GENERAL MEETING

(c)	for the purposes of this Resolution, “Relevant Period” means the period from the passing of this Resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

6.	To consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

“THAT:

(a)	with effect from the conclusion of the meeting at which this Resolution is passed, the share option scheme of the Company (a copy of the rules of which has been produced to the meeting and marked “A”) (the “2026 Share Option Scheme”) with a scheme limit of 5% of the total number of shares of the Company in issue (excluding treasury shares) as of the date of approval of the 2026 Share Option Scheme, be and it is hereby approved and adopted; and

(b)	the Directors be and are hereby authorized to take all such steps, do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary, appropriate, desirable or expedient in order to give full effect to the 2026 Share Option Scheme, including without limitation:

(i)	administer the 2026 Share Option Scheme under which options may be granted to eligible persons to subscribe for shares of the Company;

(ii)	to modify and/or amend the 2026 Share Option Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions thereof relating to modification and/or amendment and subject to all applicable laws and the requirements of the applicable stock exchanges as amended from time to time;

(iii)	to issue from time to time such number of shares of the Company as may be required to be issued pursuant to the 2026 Share Option Scheme subject to all applicable laws and the requirements of the applicable stock exchanges as amended from time to time;

(iv)	to make application at the appropriate time or times to the applicable stock exchanges for the listing of, and permission to deal in, any shares of the Company which may from time to time be issued pursuant to the options under the 2026 Share Option Scheme; and

APPENDIX I	NOTICE OF ANNUAL GENERAL MEETING

(v)	to consent, if the Directors deem fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the 2026 Share Option Scheme.”

By Order of the Board

Edith Shih

Non-executive Director and Company Secretary

Hong Kong, April 10, 2026

Notes:

a.	The Annual General Meeting will be an electronic/hybrid meeting. Shareholders have the option of attending, participating and voting at the Annual General Meeting physically at the Principal Meeting Place or electronically through electronic access at https://meetings.computershare.com/Hutchmed2026AGM (the “Online Platform”). Shareholders attending and participating in the Annual General Meeting electronically using the Online Platform will also be counted towards the quorum and they will be able to cast their votes and raise questions. Details of the Online Platform are set out in the circular of the Company dated April 10, 2026 (the “Circular”) and the notification letter from the Company to registered shareholders dated April 10, 2026 (the “Shareholder Notification”).

b.	At the Annual General Meeting, the Chairman of the Annual General Meeting will put each of the above resolutions to be voted by way of a poll pursuant to Article 69 of the Articles of Association of the Company.

c.	Any Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his/her stead. A proxy need not be a Shareholder.

d.	All Shareholders who wish to appoint a proxy to attend and vote at the Annual General Meeting are recommended to appoint the Chairman of the Annual General Meeting as their proxy by completing, signing and returning the forms of proxy in accordance with the instructions printed thereon.

e.	To be valid, the completed and signed form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be returned (a) (i) to the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) by email to HKProxy@hutch-med.com, or (b) (i) to the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, or (ii) by email to UKProxy@hutch-med.com, in each ease, as soon as possible and in any event no later than 48 hours before the time for holding the Annual General Meeting or any adjournment or postponement thereof. Shareholders are recommended to return forms of proxy by email where possible and, if they elect to return forms of proxy by post, ample time should be allowed for postal delivery.

f.	Completion and return of the form of proxy will not preclude a Shareholder from attending and voting, physically at the Principal Meeting Place or electronically through the Online Platform, at the Annual General Meeting or at any adjournment or postponement thereof should the Shareholder subsequently so wish, and, in such event, the proxy appointment shall be deemed to be revoked.

APPENDIX I	NOTICE OF ANNUAL GENERAL MEETING

g.	The record date for determining the eligibility of ordinary shareholders to attend and vote at the Annual General Meeting is Thursday, May 7, 2026. The register of members of the Company will be closed from Thursday, May 7, 2026 to Tuesday, May 12, 2026 (or to Thursday, May 14, 2026, in the event that the Annual General Meeting is to be held on Thursday, May 14, 2026 because of the Bad Weather Signal), both days inclusive, during which period no transfer of shares will be effected. To be entitled to attend and vote at the Annual General Meeting (or at any adjournment or postponement thereof), all share certificates with completed transfer forms, either overleaf or separately, must be lodged with (a) (for shares registered on the Hong Kong branch register of members) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30 pm Hong Kong time on Wednesday, May 6, 2026 or (b) (for shares registered on the principal register of members) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, no later than 4:30 pm London time on Wednesday, May 6, 2026.

h.	In the case of holders of depositary interests representing ordinary shares in the Company, a form of instruction must be completed in order to appoint Computershare Company Nominees Limited, the custodian of the Company (the “Custodian”), to vote on the holder’s behalf at the Annual General Meeting or, if the Annual General Meeting is adjourned, at the adjourned meeting. To be effective, a completed and signed form of instruction (and any power of attorney or other authority under which it is signed) must be delivered to the offices of the Custodian, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, by no less than 72 hours (excluding weekends and public holidays) before the time fixed for the Annual General Meeting or any adjourned meeting.

i.	In the case of holders of American depositary shares representing ordinary shares in the Company, a voting instruction form must be completed in order to instruct Deutsche Bank Trust Company Americas, the depositary bank of the Company, to vote on the holder’s behalf at the Annual General Meeting or, if the Annual General Meeting is adjourned, at the adjourned meeting or by proxy. To be effective, a completed and signed voting instruction form must be delivered to the offices of the respective proxy service vendors, by no later than 10:00 am on Friday, May 1, 2026 (New York city time).

j.	In relation to agenda item No. 2 above, Dr Dan Eldar, Dr Weiguo Su, Mr Cheng Chig Fung, Johnny, Ms Edith Shih, Ms Ling Yang, Dr Renu Bhatia, Dr Chaohong Hu and Mr Wong Tak Wai will retire at the Annual General Meeting, while Professor Tan Shao Weng, Daniel will hold office until the Annual General Meeting and, all of them being eligible, have offered themselves for re-election at the Annual General Meeting. Details of the above Directors are set out in Appendix II to the Circular.

k.	Procedures for Shareholders to propose a person for election as a Director of the Company at the Annual General Meeting are set out under the section headed “Re-election of Directors” in the Circular.

l.	In relation to ordinary resolution in agenda item No. 5 above, the explanatory statement containing the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to approve the granting of an authority for the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, is set out in Appendix III to the Circular.

m.	An electronic voting system will be used by Shareholders (including their proxies and corporate representatives) who attend physically at the Principal Meeting Place, for enhancing efficiency and transparency in the vote counting process. Shareholders as well as their proxies and corporate representatives are recommended to bring their unique login details (contained in the Shareholder Notification or the relevant email from (a) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, or (b) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited) as well as their own electronic device (for example, smart phone or tablet device with internet connection) for access to the electronic voting system.

n.	Any Shareholder with disability who has particular access request for physical attendance at the Annual General Meeting may contact the Company Secretary of the Company by phone at (852) 2128 1188 or by email to cosec@hutch-med.com on or before 4:00 pm Hong Kong time (9:00 am London time) on Thursday, April 30, 2026.

o.	No refreshment or drinks will be served at the Principal Meeting Place.

APPENDIX I	NOTICE OF ANNUAL GENERAL MEETING

p.	BAD WEATHER ARRANGEMENTS

The Annual General Meeting will be held on Tuesday, May 12, 2026 as scheduled regardless of whether or not an amber or red rainstorm warning signal or a tropical cyclone warning signal no. 3 or below is in force in Hong Kong at any time on that day.

However, if the Bad Weather Signal is in force in Hong Kong, at 9:00 am Hong Kong time on Tuesday, May 12, 2026, the Annual General Meeting will not be held on that day but will be automatically postponed and, by virtue of this notice, be held at the same time and place and through the same Online Platform on Thursday, May 14, 2026 instead.

Shareholders may call the hotline at (852) 3166 8368 or visit the Company website at https://www.hutch-med.com for details of the postponement and alternative meeting arrangements.

Shareholders should carefully consider the risk of physical attendance at the Annual General Meeting under bad weather conditions, having regard to their personal circumstances and if they should choose to do so, they are advised to exercise due care and caution.

q.	In the event of any inconsistency, the English version of this notice shall prevail over the Chinese version.

APPENDIX II	DETAILS OF THE DIRECTORS

As required by the Listing Rules, the particulars of the Directors proposed to be re-elected at the AGM are set out in this Appendix II.

1.	Dan ELDAR, BA, MA, MA, PhD

Dr Eldar, aged 72, has been a Non-executive Director of the Company since 2016. He is also the Chairman of the Board, and a member of the Nomination Committee and Technical Committee of the Company. He has more than 30 years of experience as a senior executive, leading global operations in biotechnology, healthcare, telecommunications and water. He is an executive director of Hutchison Water Israel E.P.C Ltd, an associate of CKHH group, which focuses on large scale desalination and hydro-electric projects.

Dr Eldar received a Doctor of Philosophy degree in Government from Harvard University, Master of Arts degree in Government from Harvard University, Master of Arts degree in Political Science and Public Administration from the Hebrew University of Jerusalem and a Bachelor of Arts degree in Political Science from the Hebrew University of Jerusalem.

Dr Eldar is a director of certain companies controlled by certain substantial shareholders (within the meaning of the SFO) of the Company. Save as disclosed above, Dr Eldar does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Dr Eldar had a personal interest in 150,660 Shares, representing approximately 0.02% of the issued Shares, within the meaning of Part XV of the SFO. The term of Dr Eldar’s service as a Non-executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. The director’s fees of Dr Eldar as Chairman of the Board, and a member of the Nomination Committee and Technical Committee of the Company under his appointment letter are US$120,000, US$5,000 and US$5,000 per annum respectively, which were determined by the Board with reference to the director’s duties and responsibilities and the prevailing market condition. Such fees are subject to review from time to time and proration for an incomplete year of service.

Save as disclosed above, there are no other matters concerning Dr Eldar that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX II	DETAILS OF THE DIRECTORS

2.	Weiguo SU, BSc, PhD

Dr Su, aged 68, has been an Executive Director since 2017 and Chief Executive Officer of the Company since 2022. He has also been Chief Scientific Officer of the Company since 2012 and a member of the Technical Committee of the Company. Dr Su has headed all drug discovery and research since he joined the Company, including master-minding the scientific strategy of the Company, being a key leader of the Oncology/Immunology operations, and responsible for the discovery of each and every small molecule drug candidate in our pipeline. Dr Su is currently on leave of absence from his duties as Chief Executive Officer due to health reasons. Prior to joining the Company in 2005, Dr Su worked with the US research and development department of Pfizer, Inc. He is currently a director of ImageneBio, Inc.

In 2017, Dr Su was granted the prestigious award by the China Pharmaceutical Innovation and Research Development Association (PhIRDA) as one of the Most Influential Drug R&D Leaders in China. He was also awarded as one of the 2025 Forbes China 100 Most Influential Chinese Selection.

Dr Su received a Bachelor of Science degree in Chemistry from Fudan University in Shanghai and completed a PhD and Post-Doctoral Fellowship in Chemistry at Harvard University under the guidance of Nobel Laureate Professor E. J. Corey.

Dr Su does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Dr Su had a personal interest in 10,974,215 Shares, representing approximately 1.26% of the issued Shares, within the meaning of Part XV of the SFO. The term of Dr Su’s service as an Executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. The director’s fees of Dr Su as an Executive Director of the Company and a member of the Technical Committee of the Company under his appointment letter are US$70,000 and US$5,000 per annum respectively. The emoluments specified in the service agreement appointing Dr Su as Chief Executive Officer and Chief Scientific Officer of the Company are US$2,086,538 per annum in salary and discretionary bonus which the Company may decide to pay. There will also be equity compensation of up to US$4,868,590 per annum, including performance based and non-performance based portions. Such emoluments are determined by reference to the performance and profitability of the Company as well as his personal performance, remuneration benchmark in the industry and the prevailing market conditions. Such amounts are subject to review from time to time and proration for an incomplete year of service.

Save as disclosed above, there are no other matters concerning Dr Su that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX II	DETAILS OF THE DIRECTORS

3.	CHENG Chig Fung, Johnny, BEc, CA(ANZ)

Mr Cheng, aged 59, has been an Executive Director since 2011 and Chief Financial Officer of the Company since 2008. He was appointed as Acting Chief Executive Officer in August 2025 and he is also a member of the Sustainability Committee of the Company.

Prior to joining the Company, Mr Cheng was vice president, finance of Bristol Myers Squibb in China, a director of Sino-American Shanghai Squibb Pharmaceuticals Ltd. and Bristol-Myers Squibb (China) Investment Co. Ltd. in Shanghai between late 2006 and 2008.

Mr Cheng started his career as an auditor with Price Waterhouse (currently PricewaterhouseCoopers) in Australia and then KPMG in Beijing before spending eight years with Nestlé China where he was in charge of a number of finance and control functions in various operations. Mr Cheng received a Bachelor of Economics, Accounting Major from the University of Adelaide and is an associate of Chartered Accountants Australia and New Zealand (“CAANZ”).

Mr Cheng does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr Cheng had a personal interest in 2,936,430 Shares, representing approximately 0.34% of the issued Shares, within the meaning of Part XV of the SFO. The term of Mr Cheng’s service as an Executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. The director’s fees of Mr Cheng as an Executive Director, and a member of the Sustainability Committee of the Company under his appointment letter are US$70,000 and US$5,000 per annum respectively. The emoluments specified in the service agreement appointing Mr Cheng as Chief Financial Officer of the Company are US$506,308 per annum in salary and discretionary bonus which the Company may decide to pay. There will also be equity compensation of up to US$804,397 per annum. Such emoluments are determined by reference to the performance and profitability of the Company as well as his personal performance, remuneration benchmark in the industry and the prevailing market conditions. Such fees are subject to review from time to time and proration for an incomplete year of service.

Save as disclosed above, there are no other matters concerning Mr Cheng that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX II	DETAILS OF THE DIRECTORS

4.	Edith SHIH, BSE, MA, MA, EdM, Solicitor, FCG, HKFCG

Ms Shih, aged 74, has been a Non-executive Director since 2006, the Company Secretary of the Company and the company secretary of Group companies since 2000. She is also chairman of the Sustainability Committee and a member of the Remuneration Committee of the Company. She has over 40 years of experience in legal, regulatory, corporate finance, compliance and corporate governance fields. She is also executive director and company secretary of CKHH and has been with the Cheung Kong (Holdings) Limited (“CKH”) group since 1989 and with Hutchison Whampoa Limited (“HWL”) since 1991. Both CKH and HWL were formerly listed on the SEHK and became wholly-owned subsidiaries of CKHH in 2015. She has acted in various capacities within the HWL group, including head group general counsel from 1993 to June 2015 and company secretary since 1997. Ms Shih is in addition a non-executive director of Hutchison Telecommunications Hong Kong Holdings Limited which is listed on the SEHK, Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust which is listed on the Singapore Exchange and a commissioner of PT Duta Intidaya Tbk, which is listed on the Indonesia Stock Exchange. The aforementioned companies are either subsidiaries or associated companies of CKHH of which Ms Shih has oversight as a director of CKHH.

Ms Shih holds a Bachelor of Science degree and a Master of Arts degree from the University of the Philippines as well as a Master of Arts degree and a Master of Education degree from Columbia University, New York. She is a solicitor qualified in England and Wales, Hong Kong and Victoria, Australia. She is also a fellow of both The Chartered Governance Institute (“CGI”) and The Hong Kong Chartered Governance Institute (“HKCGI”), holding Chartered Secretary and Chartered Governance Professional dual designations.

Ms Shih is a past international president and current member of the Council of CGI as well as a past president and current honorary advisor of HKCGI. Further, she is also chairman of the Process Review Panel for the Accounting and Financial Reporting Council and vice-chairman of the Council of The Hong Kong University of Science and Technology.

Ms Shih is a director of certain substantial shareholders (within the meaning of the SFO) of the Company and certain companies controlled by certain substantial shareholders of the Company. Save as disclosed above, Ms Shih does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Ms Shih had a personal interest in 1,200,000 Shares, representing approximately 0.14% of the issued Shares, within the meaning of Part XV of the SFO. The term of Ms Shih’s service as a Non-executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. No director or committee fees will be payable to Ms Shih as a Non-executive Director of the Company, chairman of the Sustainability Committee and member of the Remuneration Committee of the Company.

APPENDIX II	DETAILS OF THE DIRECTORS

Ms Shih was an alternate director to Mr Fok Kin Ning, Canning, a non-executive director of Peregrine Investments Holdings Limited (“Peregrine”) (from December 3, 1997 to January 11, 1998), an investment bank incorporated in Bermuda and registered under Part XI of the former Companies Ordinance (Cap. 32 of the Laws of Hong Kong). Peregrine commenced compulsory liquidation on March 18, 1998 and was finally dissolved on December 17, 2018. The total claim admitted by the liquidators of Peregrine amounted to HK$15,278 million. Ms Shih had no involvement whatsoever in the management of Peregrine prior to, during or after her period of alternate directorship at Peregrine.

Save as disclosed above, there are no other matters concerning Ms Shih that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

5.	Ling YANG, BA, BSc, MBA

Ms Yang, aged 46, has been a Non-executive Director of the Company since 2023. She has been the managing director of Carlyle since 2017 and its Head of China since 2024 and co-head of Carlyle Asia Healthcare since 2021, in charge of advising in healthcare investment and portfolio activities of Carlyle in China. She is also chairwoman and non-executive director of ADICON Holdings Limited, which is listed on the SEHK.

Prior to Carlyle Group, Ms Yang worked in private equity at KKR Asia Limited and investment banking at Goldman Sachs in the US. She was formerly a director of Shenzhen Salubris Pharmaceuticals Co., Ltd, which is listed on the Shenzhen Stock Exchange.

Ms Yang graduated summa cum laude and is a member of Phi Beta Kappa with a Bachelor’s degree in Economics and Computer Science from Smith College and received her Master of Business Administration degree from Harvard Business School.

Save as her role with Carlyle, Ms Yang does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Ms Yang does not have any interest in the Shares, within the meaning of Part XV of the SFO. The term of Ms Yang’s service as a Non-executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. No director fees will be payable to Ms Yang as a Non-executive Director of the Company.

Save as disclosed above, there are no other matters concerning Ms Yang that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX II	DETAILS OF THE DIRECTORS

6.	Renu BHATIA, MBBS, MBA

Dr Bhatia, aged 67, has been an Independent Non-executive Director of the Company since May 2024. She is also chairman of the Remuneration Committee as well as a member of the Audit Committee and Technical Committee of the Company. She is also chairman and co-founder of Opharmic Technology (HK) Ltd, a company focusing on the development of ultrasound technology for non-invasive drug delivery to the eyes and co-founder of Asia Fintech Angels which invests in early stage fintech companies. In addition, Dr Bhatia is an independent non-executive director of Overstone Associates Limited, a UK based data science provider to financial institutions focused on the art industry.

Dr Bhatia holds positions in public service including membership of the Business Professional Federation Healthcare Committee and assessor for the Hong Kong Enterprise Support Scheme Assessment Panel of the Innovation and Technology Fund. She is also a co-opted member of the Knowledge Transfer Committee of the Hong Kong University of Science and Technology. She was formerly the chairman of the Listing Committee of the SEHK and a member of the Board of Review (Inland Revenue Ordinance) and the Cyberport Entrepreneurship Centre Advisory Group. Dr Bhatia started her career in finance at Goldman Sachs and HSBC Asset Management.

Dr Bhatia is a Doctor of Medicine (MBBS) from the University of London and holds a Master of Business Administration degree from Yale University, and a Postgraduate Diploma in Therapeutics and Medicine from The University of Hong Kong.

Dr Bhatia does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Dr Bhatia had a personal interest in 16,000 Shares, representing approximately 0.002% of the issued Shares, within the meaning of Part XV of the SFO. The term of Dr Bhatia’s service as an Independent Non-executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. The director’s fee of Dr Bhatia as an Independent Non-executive Director of the Company, chairman of the Remuneration Committee and a member of the Audit Committee and Technical Committee of the Company under her appointment letter is US$76,000, US$12,000, US$13,500 and US$8,000 per annum respectively, which were determined by the Board with reference to the director’s duties and responsibilities and the prevailing market condition. Such fees are subject to review from time to time and proration for an incomplete year of service.

Save as disclosed above, there are no other matters concerning Dr Bhatia that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX II	DETAILS OF THE DIRECTORS

7.	Chaohong HU, BSc, PhD

Dr Hu, aged 60, has been an Independent Non-executive Director of the Company since November 2024. She is also a member of the Audit Committee, Nomination Committee and Technical Committee of the Company. Dr Hu has over 20 years of experience in the development of therapeutic antibodies, antibody-drug conjugates, and vaccines. Throughout her career, she has demonstrated strong leadership and innovative capabilities, leading various research and development initiatives. Dr Hu’s expertise spans from early-stage discovery to clinical development and commercialization. She also has a proven track record of successful business development and strategic partnerships, including out-licensing and collaboration. She is currently chief operating officer of D Biotherapeutics, LLC and an owner and principal consultant of Lakebio Consulting, LLC. She was previously executive director and co-chief executive officer of Lepu Biopharma Co., Ltd., which is listed on the SEHK, from 2020 to 2024. She was also chief executive officer and chairman of the board of Shanghai Miracogen Іnc., a company founded by Dr Hu, focusing on the research and development, clinical study and industrialization of new drugs for targeted cancer therapy – antibody-drug conjugates, from 2014 to 2024. Prior to founding Shanghai Miracogen Іnc., the interests of which she disposed of in 2020, Dr Hu served as a director of the Bioassay Development and Process Analytics department at Seagen Іnc., director of Molecular Biology and Clinical Іmmunology department of GlaxoSmithKline plc (currently GSK plc) and research scientist and director of Molecular Biology and Clinical Іmmunology department of ІD Biomedical Corporation.

Dr Hu holds a Bachelor of Science degree in biochemistry from Wuhan University and a PhD in molecular biology from Institute of Biophysics, Chinese Academy of Sciences. She was also a postdoctoral fellow of the University of Washington.

Dr Hu does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Dr Hu does not have any interest in the Shares, within the meaning of Part XV of the SFO. The term of Dr Hu’s service as an Independent Non-executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. The director’s fee of Dr Hu as an Independent Non-executive Director of the Company, a member of the Audit Committee, Nomination Committee and Technical Committee of the Company under her appointment letter is US$76,000, US$13,500, US$7,000 and US$8,000 per annum respectively, which were determined by the Board with reference to the director’s duties and responsibilities and the prevailing market condition. Such fees are subject to review from time to time and proration for an incomplete year of service.

Save as disclosed above, there are no other matters concerning Dr Hu that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX II	DETAILS OF THE DIRECTORS

8.	TAN Shao Weng, Daniel, BSc, MBBS, MRCP(UK), PhD

Professor Tan, aged 48, has been an Independent Non-executive Director of the Company since October 2025. He is also a member of the Technical Committee of the Company. Professor Tan has over 20 years of experience in oncology, with his main research interests focusing on thoracic, head and neck malignancies, and drug development. He is the head of the Division of Clinical Trials and Epidemiological Sciences and a senior consultant in the Division of Medical Oncology at the National Cancer Centre Singapore (“NCCS”). He is also a professor at Duke-NUS Medical School and serves as a senior clinician-scientist at the Genome Institute of Singapore.

Professor Tan currently leads the Experimental Cancer Therapeutics Unit (ECRU) at the NCCS, one of Asia’s largest Phase I units, which runs approximately 30–40 trials at any time. He is also the principal investigator of the Cancer Therapeutics Research Laboratory at NCCS focused on developing representative patient-derived preclinical models to study drug response and resistance, complementing his leadership in multiple biomarker-driven early-phase and first-in-human clinical trials. He currently serves as the principal investigator of the National Medical Research Council Lung Cancer Large Collaborative Grant in Singapore (2025-2029 and previously 2019–2023) and chairs the Asian Thoracic Oncology Research Group, a regional platform for translational research and clinical trials.

Professor Tan has published extensively, contributing to over 200 peer-reviewed articles including leading journals such as Nature, Nature Medicine, New England Journal of Medicine, and The Lancet Oncology. He has also held leadership roles in global oncology forums, including chair of the International Association for the Study of Lung Cancer (“IASLC”) Education Committee and co-chair of the World Conference on Lung Cancer (WCLC). He currently serves as associate editor for the Journal of Thoracic Oncology, scientific editor for Cancer Discovery and senior editor for Clinical Cancer Research. He is a member of the American Association of Cancer Research (AACR), the American Society of Clinical Oncology (ASCO), the European Society for Medical Oncology (ESMO), IASLC and the Singapore Society of Oncology of which he was also a past secretary.

Professor Tan holds a Bachelor of Science degree with first class honors in tumor biology from University College London, University of London, a Bachelor of Medicine and Bachelor of Surgery from St Bartholomew’s and the Royal London School of Medicine and Dentistry, as well as a PhD from the National University of Singapore. He is a member of the Royal College of Physicians of the United Kingdom.

Professor Tan does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Professor Tan does not have any interest in the Shares, within the meaning of Part XV of the SFO. The term of Professor Tan’s service as an Independent Non-executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. The director’s fees of Professor Tan as an Independent Non-executive Director of the Company and a member of the Technical Committee of the Company under his appointment letter are US$76,000 and US$8,000 per annum respectively, which were determined by the Board with reference to the director’s duties and responsibilities and the prevailing market condition. Such fees are subject to review from time to time and proration for an incomplete year of service.

APPENDIX II	DETAILS OF THE DIRECTORS

Save as disclosed above, there are no other matters concerning Professor Tan that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

9.	WONG Tak Wai, BCom, FCPA, CA(ANZ)

Mr Wong, aged 69, has been an Independent Non-executive Director of the Company since March 2025. He is also chairman of the Audit Committee and a member of the Remuneration Committee of the Company. He has over 35 years of extensive experience in accounting, auditing and corporate finance. He has acted in a pivotal role in assisting companies with their stock exchange listings and has been instrumental in completing numerous mergers and acquisitions. After a distinguished career spanning more than three decades, Mr Wong retired as a partner of PricewaterhouseCoopers in 2017. He is currently a non-executive director of Melbourne Enterprises Limited, which is listed on the SEHK. He was president and council member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”), chairman of the HKICPA auditing standards committee, and member of various committees of the International Federation of Accountants. He was also a member of the Sustainable Agricultural Development Fund Advisory Committee.

Mr Wong holds a Bachelor of Commerce degree from University of Otago, New Zealand and is a Fellow of the HKICPA and an associate of CAANZ.

Mr Wong does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr Wong does not have any interest in the Shares, within the meaning of Part XV of the SFO. The term of Mr Wong’s service as an Independent Non-executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. The director’s fees of Mr Wong as an Independent Non-executive Director of the Company, chairman of Audit Committee and a member of Remuneration Committee of the Company under his appointment letter are US$76,000, US$21,000 and US$7,000 per annum respectively, which were determined by the Board with reference to the director’s duties and responsibilities and the prevailing market condition. Such fees are subject to review from time to time and proration for an incomplete year of service.

Save as disclosed above, there are no other matters concerning Mr Wong that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX III	EXPLANATORY STATEMENT

This explanatory statement contains information required pursuant to Rule 10.06(1)(b) of the Listing Rules in relation to the Repurchase Mandate.

1.	Issued Shares

As at the Latest Practicable Date, the total number of Shares in issue was 872,327,620. Subject to the passing of the ordinary resolution in agenda item No. 5 of the Notice of AGM and on the basis that no further Shares are issued or repurchased prior to the AGM, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 87,232,762 Shares, representing 10% of the total number of Shares in issue at the date of the passing of the ordinary resolution in agenda item No. 5.

2.	Reasons for Repurchase

The Directors believe that it is in the best interests of the Company and its Shareholders as a whole to have a general authority from its Shareholders to enable the Company to repurchase the Shares in the market.

Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share attributable to the Shareholders and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and its Shareholders.

3.	Funding of Repurchase

Repurchases of Shares must be funded out of funds legally available for such purpose in accordance with the Articles of Association, the applicable listing rules of stock exchanges and all applicable laws and regulations of the Cayman Islands, including profits of the Company or the proceeds of a fresh issue of the Shares made for the purpose of the repurchase.

In the event that the Repurchase Mandate was to be exercised in full at any time during the proposed period within which the Repurchase Mandate may be exercised, there might be a material adverse impact on the working capital and/or gearing position of the Company as compared with the position of the Company as disclosed in the audited financial statements for the year ended December 31, 2025 contained in the 2025 annual report of the Company. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital and/or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

APPENDIX III	EXPLANATORY STATEMENT

4.	Share Prices

The highest and lowest prices at which the Shares were traded on the SEHK during each of the previous 12 months up to the Latest Practicable Date were as follows:

	Highest	Lowest
	(HK$)	(HK$)
March 2025	26.800	21.950
April 2025	26.600	18.360
May 2025	24.100	20.450
June 2025	28.500	21.100
July 2025	30.750	24.250
August 2025	29.020	22.860
September 2025	28.800	23.300
October 2025	26.000	22.620
November 2025	24.620	21.580
December 2025	22.880	19.950
January 2026	25.580	20.680
February 2026	24.080	22.040
March 1, 2026 up to the Latest Practicable Date	23.200	20.240

5.	General

The Directors will, so far as the same may be applicable, exercise the power of the Company to make repurchases pursuant to the ordinary resolution in agenda item No. 5 of the Notice of AGM in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their close associates, have any present intention to sell any Shares to the Company under the Repurchase Mandate if the Repurchase Mandate is approved by the Shareholders.

No core connected persons of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

Neither this explanatory statement nor the proposed Repurchase Mandate has any unusual features.

APPENDIX III	EXPLANATORY STATEMENT

6.	Takeovers Code

If, on exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 26 and Rule 32 of the Takeovers Code.

As a result, a Shareholder or group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 and Rule 32 of the Takeovers Code.

As at the Latest Practicable Date, certain indirect wholly-owned subsidiaries of CKHH held 332,632,780 Shares, representing approximately 38.13% of the total number of Shares in issue. In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the ordinary resolution in agenda item No. 5 of the Notice of AGM, then (assuming such shareholdings as at the Latest Practicable Date otherwise remain the same) the total interests of the CKHH Group would be increased from approximately 38.13% to approximately 42.37% of the total number of Shares in issue.

In the opinion of the Directors, such increase may give rise to an obligation to make a mandatory offer under Rule 26 and Rule 32 of the Takeovers Code. The Directors have no present intention to exercise the Repurchase Mandate to such an extent as would result in such mandatory offer obligation arising.

7.	Share Repurchase made by the Company

The Company has not repurchased any of its Shares (whether on the applicable stock exchanges or otherwise) in the six months preceding the Latest Practicable Date.

APPENDIX IV	PRINCIPAL TERMS OF THE 2026 SHARE OPTION SCHEME

In this appendix, unless otherwise defined or the context otherwise requires, the following expressions have the following meanings:

“2026 Share Option Scheme” means the share option scheme proposed to be approved by the Shareholders at the annual general meeting for the benefit of the employees and directors of the Company and its subsidiaries and other eligible participants specified thereunder;

“Adoption Date” means the later of:

(i)	the date that the 2026 Share Option Scheme is adopted by ordinary resolution of the Shareholders in accordance with its Articles of Association; and

(ii)	(if applicable) the date that the 2026 Share Option Scheme is approved by the shareholders of the Listed Parent(s) in general meeting;

“Associate” has the meaning given in the Listing Rules;

“Auditors” means the auditors of the Company from time to time;

“Board” means the board of Directors of the Company (and, where appropriate, includes any committee or delegate of the Board appointed by the Board to perform any of its functions including, for the avoidance of doubt, the Remuneration Committee);

“Business Day” means any day on which clearing banks are open for business in Hong Kong (not being a Saturday or Sunday and being deemed to commence at 9:00 am and finish at 5:00 pm);

“Close Associate” has the meaning given in the Listing Rules;

“Company” means HUTCHMED (China) Limited, a company incorporated in the Cayman Islands with limited liability;

“Companies (WUMP) Ordinance” means the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended and restated from time to time;

“Connected Person” has the meaning given in the Listing Rules;

“Contract” means, in relation to an employee or Director, his or her contract of employment or service contract with his or her Employer (as amended from time to time), whether or not such Contract is written or oral and comprised in one or more documents;

“Dealing Day” means a day on which the SEHK is open for the business of dealing in securities;

“Director” means a director of any Member of the Group;

APPENDIX IV	PRINCIPAL TERMS OF THE 2026 SHARE OPTION SCHEME

“Eligible Employee” means an employee or Director holding salaried office or employment under a Contract with a Member of the Group;

“Eligible Person” means any person who is (or will be on and following the Offer Date) either:

(i)	an Eligible Employee; or

(ii)	a non-executive Director (excluding any Independent Non-executive Directors),

who is notified by the Board that he or she is an Eligible Person;

“Employer” means, in relation to an Eligible Employee, the Member of the Group which employs or has appointed him or her under his or her Contract;

“Exercise Price” means in respect of any Option, the Market Value of the Shares as at the Offer Date. The Exercise Price may be adjusted in accordance with paragraph 14;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Independent Non-Executive Director” means, in relation to any company, a person who is an independent non-executive director of that company within the meaning of the Listing Rules (or, where applicable, the listing rules of the relevant Stock Exchange);

“Listed Parent(s)” means any holding companies (as defined under the Listing Rules) of the Company from time to time, whose shares are listed on a Stock Exchange;

“Listing Rules” means the Rules Governing the Listing of Securities on the SEHK as amended from time to time;

“Market Value” on any particular day means the highest of:

(i)	the average of the closing prices on the five Dealing Days immediately preceding the Offer Date;

(ii)	the closing price of the Shares as stated on the SEHK’s daily quotations sheet of the Shares on the Offer Date; and

(iii)	the nominal value of each Share.

“Member of the Group” means:

(i)	the Company; and

(ii)	any holding company, fellow subsidiaries or associated companies of the Company (as defined in the Companies (WUMP) Ordinance);

APPENDIX IV	PRINCIPAL TERMS OF THE 2026 SHARE OPTION SCHEME

“Model Code” means the Model Code for Securities Transactions by Directors of Listed Issuers, which forms part of the Listing Rules;

“New Approval Date” is as defined in paragraph 9(b);

“Offer Date” means, in relation to an Option, the date on which an Eligible Person is offered such Option pursuant to paragraph 2 which must be a Business Day;

“Option” means a right granted under the 2026 Share Option Scheme to subscribe for Shares in accordance with the 2026 Share Option Scheme;

“Option Certificate” means, if issued, an Option Certificate issued by the Company in accordance with paragraph 4(c) in such form as the Board may determine, and setting out the number of Shares included in the Options, the Exercise Price, Option Period, vesting condition of the Options (if applicable) and any other terms of the Option (as referred to in paragraph 6). For the avoidance of doubt, the Company may instead issue a grant letter, which constitutes an Option Offer, setting out the terms of the Option and which shall serve as formal documentation of the grant;

“Option Holder” means a person holding an Option (and, where relevant, includes his/her personal representatives);

“Option Offer” means the offer of the grant of an Option made by the Company pursuant to paragraph 4;

“Option Period” means, in relation to an Option, the period (which is notified at the Offer Date and as set out in the Option Certificate) during which the Option may be exercised, such period not to exceed the period of 10 years from the Offer Date of such Option;

“Other Scheme” means any other share incentive scheme of the Company (excluding any scheme that has expired or has been terminated) under which Share Grants are made by the Company or any of its subsidiaries in accordance with Chapter 17 of the Listing Rules;

“Performance Conditions” means any conditions imposed by the Board to be satisfied as a pre-condition to the exercise of an Option in accordance with paragraph 6(a);

“Remuneration Committee” means the duly constituted remuneration committee of the Board or, before the establishment of a remuneration committee, any duly appointed committee of the Board set up for the purpose of administering the 2026 Share Option Scheme;

“Rules” means the rules of the 2026 Share Option Scheme as amended from time to time;

“Scheme Limit” means the total number of Shares which may be issued upon exercise of all the Options granted under the 2026 Share Option Scheme as set out in paragraph 9(a);

“SEHK” means The Stock Exchange of Hong Kong Limited;

APPENDIX IV	PRINCIPAL TERMS OF THE 2026 SHARE OPTION SCHEME

“Shareholders” means the holders of the Shares;

“Share” means a fully paid ordinary share in the capital of the Company and “new Share” means a new Share that is issued by the Company and a treasury Share, but, for the avoidance of doubt, does not include any existing Share acquired by a trustee on-market or off-market;

“Share Grant” means the grant of share awards and/or options over new Shares issued by the Company under Other Schemes;

“Stock Exchange” means a recognized stock exchange (including, for the avoidance of doubt, the AIM market of the London Stock Exchange plc, NASDAQ Global Select Market and SEHK);

“Substantial Shareholder” has the meaning given in the Listing Rules; and

“Tax Liability” means the amount of salaries or other tax and/or social security contributions for which a Member of the Group is required to account to any competent authority by virtue of or in consequence of the grant of an Option or its exercise.

The following is a summary of the principal terms of the 2026 Share Option Scheme.

1.	Purpose

The purpose of the 2026 Share Option Scheme is to provide the Company with a flexible means of either retaining, incentivising, rewarding, remunerating, compensating and/or providing benefits to Eligible Persons or such other purposes as the Board may approve from time to time.

2.	Offer of Grant

Subject to the limits specified in paragraphs 9 and 10 not being exceeded and the restrictions specified in paragraph 11 and any applicable regulatory and legal requirements including, if appropriate, any applicable law or regulatory requirement dealing with the offer of securities to the public and any applicable codes of conduct, the Board may offer the grant to any Eligible Person an Option to subscribe for such number of Shares at the Exercise Price in relation to such number of Options under the 2026 Share Option Scheme as the Board may determine. An offer of the grant of an Option shall be made to any Eligible Person in such form as the Board may determine from time to time, specifying the number of Shares included in the Option, the Exercise Price, Option Period and other terms of the Option (as referred to in paragraph 6).

APPENDIX IV	PRINCIPAL TERMS OF THE 2026 SHARE OPTION SCHEME

3.	Restriction on the Time of Grant of Options

A grant of Options may not be made at any time when the Company is in possession of price sensitive information or it is reasonably probable that such price sensitive information will be required to be announced in accordance with applicable regulatory requirements, until (and including) the Dealing Day after such announcement has been made. In particular, a grant may not be made to any Participant during the period commencing two weeks immediately preceding the:

(i)	end of the Company’s annual fiscal period and ending after the second full trading day following publication of the Company’s preliminary results announcement; and

(ii)	end of the Company’s interim fiscal period and ending after the second full trading day following publication of the Company’s interim results announcement.

If the Company ceases to be listed on the NASDAQ Global Select Market, the restriction above shall not apply and the blackout period applicable to grants of Options shall be the stricter of the applicable requirements under:

(i)	the Listing Rules and the Model Code; and

(ii)	the UK Market Abuse Regulation (UK MAR) for so long as the Shares are listed on the London Stock Exchange plc as may be in force from time to time.

4.	Acceptance of Offers of Options

(a)	An Option Offer shall be open for acceptance in writing or by electronic communication received by such person as is designated by the Board for such period (not exceeding 60 days inclusive of, and from, the Offer Date) as the Board may determine and notify to the Eligible Persons concerned. Offers of Options not accepted within this period shall be deemed to have been irrevocably declined. No Option Offer shall be open for acceptance after the expiry of the duration of the 2026 Share Option Scheme as specified in paragraph 5 or after any person in receipt of such an offer ceases to be an Eligible Person.

(b)	The Company shall issue a grant letter (which constitutes an offer of Options) to any Eligible Person who has accepted an offer and if it so determines, shall do so within 7 days after the end of the period for acceptance of the offer referred to in paragraph 4(a).

(c)	The Company may if it so determines (but shall not be obliged to do so) issue an Option Certificate. In the event that no Option Certificate is issued by the Company pursuant to these Rules in relation to an Option, then references in these Rules to the Option Certificate in respect of that Option shall, unless the context otherwise requires, be to the grant letter for the grant of such Option.

APPENDIX IV	PRINCIPAL TERMS OF THE 2026 SHARE OPTION SCHEME

5.	Duration of the 2026 Share Option Scheme

Subject to paragraphs 20 and 21, the 2026 Share Option Scheme shall be valid and effective for a period of 10 years commencing on the Adoption Date, after which period no further Options will be granted but the provisions of the 2026 Share Option Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any Options granted prior to the expiry of the 10 year period and which are at that time or become thereafter capable of exercise under the Rules, or otherwise to the extent as may be required in accordance with the provisions of the 2026 Share Option Scheme.

6.	Terms of Options

(a)	Performance conditions

The Board may in its absolute discretion make, in individual cases, the exercise of an Option conditional on the achievement of objective Performance Conditions which shall be documented in the Option Certificate. The Performance Conditions may include certain financial metrics such as (i) share price growth and total Shareholder return, measured on an absolute basis and/or relative to a defined comparator group over the relevant performance period; (ii) revenue growth; (iii) other profitability measures, including net income/loss; (iv) research and development efficiency/milestones; (v) cash flow and balance sheet metrics; and (vi) such other measures as the Board considers appropriate.

Subject to paragraph 19, the Board may, at its sole discretion, vary, waive or amend any such Performance Condition or may impose entirely different or additional Performance Conditions to those specified in the Option Certificate, to the extent allowable under relevant law or regulatory restrictions.

(b)	Minimum holding period

The Board may, at its sole discretion, determine in relation to any grant of Options that the Option Holder shall not be entitled to dispose of or otherwise transfer the Shares issued pursuant to the exercise of any such Option for a minimum holding period specified at the time of grant and which shall be specified in the relevant Option Certificate. In such event, the exercise of such Option shall be conditional on the relevant Option Holder confirming in writing at the time of exercise that he or she continues to be bound by the said minimum holding restriction.

APPENDIX IV	PRINCIPAL TERMS OF THE 2026 SHARE OPTION SCHEME

(c)	Additional terms of Options

An Option shall be subject to such terms and conditions as may be determined by the Board at the Offer Date and specified in the Option Certificate. Such terms and conditions must not be contrary to the purpose of the 2026 Share Option Scheme. These terms and conditions may include, without limitation:

(i)	the number of Shares to which the Option relates;

(ii)	the Exercise Price per Share;

(iii)	the Offer Date of the Option;

(iv)	(if applicable) any Performance Conditions to which exercise of the Option is subject;

(v)	the period an Option must be held before it will vest;

(vi)	(if applicable) any minimum holding period of Shares issued pursuant to the exercise of the Option; and

(vii)	lapse conditions which may be different from those in paragraph 12 (but not so as to extend the Option Period beyond 10 years or to provide an advantage to an Option Holder without approval of the shareholders (where required)).

(d)	Minimum vesting period

The vesting period for Options may not be shorter than 12 months (other than as set out in paragraph 12(e)), unless otherwise determined by the Remuneration Committee in respect of an employee or director of the Company or its subsidiaries and where the grant of Options is made:

(i)	to new joiners to replace the share awards they forfeited when leaving the previous employer;

(ii)	to Option Holders whose employment, service or engagement is terminated due to death, ill health, serious injury or disability or upon the occurrence of any out of control event, where the vesting of the Options may accelerate based on the discretion of the Board (or the Remuneration Committee, as the case may be);

(iii)	with performance-based vesting conditions in lieu of time-based vesting criteria;

(iv)	later than intended due to administrative and compliance reasons, and in order to put the Option Holders in the same position as they would have been in had the grant of Options been made earlier; and

APPENDIX IV	PRINCIPAL TERMS OF THE 2026 SHARE OPTION SCHEME

(v)	with a mixed or accelerated vesting schedule such as where the Options may vest evenly over a period of 12 months.

(e)	Board discretion

Subject to paragraphs 18 and 19, the Board may at any time:

(i)	waive any provision or matter specified in an Option Certificate pursuant to this paragraph; or

(ii)	vary or amend any term or condition attaching to an Option with the agreement of the Option Holder (unless otherwise permitted to do so in the Board’s sole discretion in accordance with these Rules, in which case the agreement of the Option Holder is not required), if the Board determines that circumstances exist when to do so would be consistent with the purpose of the 2026 Share Option Scheme.

(f)	Payment on Grant

Option Holders are not required to pay for the grant of any Option.

7.	Non-transferability of Options

Except for the transmission of an Option on the death of an Option Holder to his/her personal representatives, neither the Option nor any rights in respect of it may be transferred, assigned or otherwise disposed of by any Option Holder to any other person. If an Option Holder transfers, assigns or disposes of any such Option or rights, whether voluntarily or involuntarily, then the relevant Option will immediately lapse.

8.	Exercise Price

The Exercise Price will be (subject to paragraph 14), in respect of any Option, the Market Value of the Shares as at the Offer Date.

APPENDIX IV	PRINCIPAL TERMS OF THE 2026 SHARE OPTION SCHEME

9.	Maximum Number of Shares subject to the 2026 Share Option Scheme

(a)	Scheme Limit

Subject to paragraphs 9(b) and 9(c) below, the total number of new Shares which may be issued by the Company upon exercise of all Options granted under the 2026 Share Option Scheme and the vesting or exercise of all Share Grants made under any Other Scheme must not in aggregate exceed (a) 5% of the Shares in issue (excluding treasury Shares) as at the Adoption Date, or (b) 5% of the Shares in issue (excluding treasury Shares) as at the New Approval Date (the “Scheme Limit”). Options under the 2026 Share Option Scheme and Share Grants made under any Other Scheme which have lapsed or have been cashed out in accordance with the terms of the relevant scheme will not be counted for the purpose of calculating the Scheme Limit.

Assuming no further Shares are issued or repurchased by the Company prior to the Adoption Date, the Scheme Limit of the 2026 Share Option Scheme will be 43,616,381 Shares as at the Latest Practicable Date, representing 5% of the total issued share capital of the Company as at the Latest Practicable Date.

(b)	Refreshing the Scheme Limit

The Board may, with the approval of (a) the Shareholders in the general meeting and (b) the shareholders of the Listed Parent(s) in general meeting if required to do so under the Listing Rules, “refresh” the Scheme Limit under paragraph 9(a) above (a) every three years or (b) within a three year period with the relevant persons specified in the Listing Rules as required to abstain from voting on the relevant resolution having so abstained and in each case, subject to the requirements of the Listing Rules. In any event, the total number of new Shares which may be issued in respect of Options which may be granted under the 2026 Share Option Scheme and Share Grants which may be granted under any Other Scheme under the limit as “refreshed” shall not exceed 10% of the Shares in issue (excluding treasury Shares) at the date on which Shareholders approve the “refreshed” limit or (if later) the date on which shareholders of the Listed Parent(s) approve the “refreshed” limit (where applicable) (the “New Approval Date”). For the avoidance of doubt, subject to the Listing Rules, (a) Shares in respect of Options granted pursuant to the 2026 Share Option Scheme or Share Grants granted pursuant to Other Schemes prior to the New Approval Date and (b) treasury Shares (if any) will not be counted for the purpose of calculating the maximum aggregate number of new Shares in respect of which Options may be granted under the 2026 Share Option Scheme following the New Approval Date under the limit as “refreshed”.

APPENDIX IV	PRINCIPAL TERMS OF THE 2026 SHARE OPTION SCHEME

(c)	Exceeding the Scheme Limit

The Board may grant Options to any Eligible Person(s) specifically identified by it which would cause the Scheme Limit under paragraph 9(a) above (including, for the avoidance of doubt, any such limit as “refreshed” under paragraph 9(b) above) to be exceeded, provided that (a) the approval of the Shareholders is obtained in general meeting (and by the shareholders of the Listed Parent(s), if required under the Listing Rules); (b) the Company has, in connection with the seeking of such separate Shareholders’ approval, first sent a circular to Shareholders containing such information as may be required by the Listing Rules; and (c) subject always to paragraphs 10 and 11 below.

10.	Individual Limit

(a)	Subject to paragraph 10(b) below (and subject always to paragraph 11), the Board shall not grant any Options (the “Relevant Options”) to any Eligible Person which, if exercised, would result in such Eligible Person becoming entitled to subscribe for such number of Shares as, when aggregated with the total number of Shares already issued or to be issued to him or her under all Options and Share Grants (including vested, exercised and outstanding Options and Share Grants under the relevant scheme) granted to him or her under the 2026 Share Option Scheme or any Other Scheme in the 12-month period up to and including the Offer Date of the Relevant Options, exceeds 1% of the Shares in issue (excluding treasury Shares) at such date.

For the avoidance of doubt, Options and Shares which have lapsed or have been cashed out in accordance with the provisions of the 2026 Share Option Scheme or any Other Scheme shall not be counted toward the limit set out in this paragraph 10(a).

(b)	Notwithstanding paragraph 10(a) above, the Board may grant Options to any Eligible Person which would cause the limit under paragraph 10(a) above in relation to such Eligible Person to be exceeded, but only with the separate approval of the Shareholders in general meeting (with such Eligible Person and his or her Close Associates (or Associates if such Eligible Person is a Connected Person) abstaining from voting) and subject to compliance with the Listing Rules. The Company shall also send a circular to its Shareholders containing such information as may be required by the Listing Rules.

11.	Restriction on Grants to Individuals

(a)	Each grant of Options to a member of the Board, chief executive officer or Substantial Shareholder, or any of their respective Associates under the 2026 Share Option Scheme must be approved by the Independent Non-executive Directors of the Company.

APPENDIX IV	PRINCIPAL TERMS OF THE 2026 SHARE OPTION SCHEME

(b)	Where any grant of Options to a Substantial Shareholder or any of his or her Associates would result in the new Shares issued and to be issued in respect of all Options and Share Grants granted pursuant to the 2026 Share Option Scheme and any Other Schemes (excluding any Options and Share Grants lapsed or cashed out in accordance with the terms of the 2026 Share Option Scheme or any Other Schemes) to such person in the 12-month period up to and including the Offer Date representing in aggregate over 0.1% of the Shares in issue (excluding treasury Shares), such further grant of Options will be subject to the issue of a circular by the Company and must be approved by the Shareholders in general meeting in the manner set out in the Listing Rules.

12.	Lapse of Options

(a)	Lapse on expiry of Option Period

An Option will immediately lapse on the earlier of:

(i)	the expiry of the Option Period; or

(ii)	the date when any circumstance referred to in paragraph 7 occurs; or

(iii)	subject to paragraphs 12(b) to (d) and (g) below, on an Option Holder ceasing to be an Eligible Person.

(b)	Lapse on cessation of employment for death, illness or retirement

Subject to paragraph 12(c) below, if an Option Holder ceases to be an Eligible Employee by reason of:

(i)	the Option Holder’s death; or

(ii)	the Option Holder’s serious illness or injury which, in the opinion of the Board, renders the Option Holder concerned unfit to perform the duties under his or her employment and which, in the normal course, would render the Option Holder unfit to continue performing the duties under his or her Contract for the following 12 months provided such illness or injury is not self-inflicted or as a result of alcohol or drug abuse; or

(iii)	the Option Holder’s retirement on reaching the applicable retirement age in accordance with the terms of an Option Holder’s Contract or applicable company policy (if any); or

(iv)	the Option Holder’s early retirement by agreement with the Option Holder’s Employer,

APPENDIX IV	PRINCIPAL TERMS OF THE 2026 SHARE OPTION SCHEME

then, subject to paragraph 15(c), any outstanding offer of an Option which has not been accepted under paragraph 4 and any unvested Option will immediately lapse and the Option Holder or his or her personal representatives (if appropriate) may (subject to paragraphs 12(a)(i) and 12(a)(ii)) exercise all his or her vested Options as at the date of cessation of employment or directorship within a period of 12 months thereafter or such longer period as the Board may determine. Any vested Option not exercised prior to the expiry of the above-mentioned period shall lapse.

(c)	Lapse on termination for cause

If the Board determines that any Option Holder (including an Option Holder who has ceased to be an Eligible Employee in circumstances such that his or her Options continue to subsist in accordance with paragraph 12(b) or 12(d)) is guilty of any misconduct or any other conduct which would justify the termination by the Employer of his or her Contract or appointment for cause (or, in the case of an Option Holder who has ceased to be an Eligible Employee, would have justified the termination of his or her Contract for cause but which does not become known to the Company until after he or she has ceased employment or appointment with the Employer), then any Option (whether vested or unvested) held by the Option Holder shall immediately lapse (unless the Board resolves otherwise in its absolute discretion).

(d)	Lapse on cessation of employment for any other reason

Subject to paragraph 12(c) above, if an Option Holder ceases to be an Eligible Employee for any reason other than those set out in paragraph 12(b) above, then, subject to paragraph 15(c), any outstanding offer of an Option which has not been accepted under paragraph 4 and any unvested Option will immediately lapse and the Option Holder or his or her personal representatives (if appropriate) may (subject to paragraphs 12(a)(i) and 12(a)(ii) above) exercise all his or her vested Options as at the date of cessation of the employment or directorship within a period of 30 days thereafter or such longer period as the Board may determine. Any vested Option not exercised prior to the expiry of the above-mentioned period shall immediately lapse.

For the purposes of this paragraph 12(d), an Option Holder will not be treated as ceasing to be an Eligible Employee if he or she is re-employed by a Member of the Group within seven days. He or she will also not be treated as ceasing to be an Eligible Employee unless he or she ceases to be an employee of any Member of the Group.

APPENDIX IV	PRINCIPAL TERMS OF THE 2026 SHARE OPTION SCHEME

(e)	Lapse on a general offer

If a general or partial offer, whether by way of take-over offer, share repurchase offer, or scheme of arrangement or otherwise in like manner is made to all Shareholders (or all such Shareholders other than the offeror and/or any person controlled by the offeror and/or any person associated with or acting in concert with the offeror), the Company shall use all reasonable endeavours to procure that such offer is extended to all the Option Holders on the same terms, mutatis mutandis, and assuming that they will become, by the exercise in full of the Options granted to them (whether at the time vested or unvested), Shareholders. If such offer becomes or is declared unconditional or such scheme or arrangement has been approved by the necessary number of Shareholders at the requisite meeting(s) prior to the expiry of the Option Period, the Option Holder shall, notwithstanding any other terms on which his or her Options were granted (provided that the Board may in its sole and absolute discretion require that any Performance Conditions must first be satisfied), be entitled to exercise his or her vested and unvested Options at any time up until:

(i)	the close of such offer (or any revised offer); or

(ii)	the record date for entitlements under a scheme of arrangement,

as applicable (“Closing Date”). The Options will immediately lapse on the Closing Date.

(f)	Lapse on winding-up

If notice is duly given of a resolution for the voluntary winding-up of the Company, vested Options may (subject to paragraphs 12(a)(i) and 12(a)(ii) and 15(c)) be exercised prior to the date of the resolution. The Option Holder who have so exercised the vested Options shall accordingly be entitled, in respect of the Shares falling to be allotted and issued upon the exercise of his or her Option, to participate in the distribution of the assets of the Company available in liquidation pari passu with the holders of the Shares in issue on the day prior to the date of such resolutions.

(g)	Lapse in other circumstances

In relation to any Option Holder who is not an Eligible Employee, the Board may specify at the Offer Date any circumstances in which the Option may lapse.

13.	Cancellation of Options

Notwithstanding any other provision in the 2026 Share Option Scheme (except for paragraphs 18 and 19), the Board may cancel any Option previously granted but which have not yet been exercised by an Option Holder. Unless the Option Holder otherwise agrees, the Board may only cancel an Option if, at the election of the Board:

APPENDIX IV	PRINCIPAL TERMS OF THE 2026 SHARE OPTION SCHEME

(i)	the Company pays to the Option Holder an amount equal to the Market Value of the Shares underlying the Option at the date of cancellation as determined by the Board (less the payment of the applicable Exercise Price), after consultation with the Auditors or an independent financial adviser appointed by the Board; or

(ii)	the Board offers to grant to the Option Holder replacement Options (or Share Grants under any Other Scheme) of equivalent value to the Options to be cancelled as determined by the Board, after consultation with the Auditors or an independent financial adviser appointed by the Board, provided that the grant of such replacement Options (or Share Grants under any Other Scheme) shall not cause the limits set out in paragraphs 9 and 10 to be breached; or

(iii)	the Board makes such arrangements as the Option Holder may agree to compensate him or her for the cancellation of the Option.

14.	Reorganisation of Capital Structure

(a)	Adjustments

Subject to paragraph 14(b) below, in the event of any alteration in the capital structure of the Company whilst any Option remains outstanding, whether by way of capitalisation issue, rights issue, consolidation or subdivision of Shares or reduction of the share capital of the Company in accordance with applicable laws and regulatory requirements (other than an issue of any share capital in satisfaction of a dividend in accordance with applicable laws or an issue of Shares as consideration in respect of a transaction to which the Company is a party), such corresponding adjustments (if any) shall be made to:

(i)	the number of Shares underlying an Option (insofar as it is unexercised); and/or

(ii)	the price at which the Options are exercisable,

as the Auditors or independent financial adviser appointed by the Board shall certify in writing to the Board to be in their opinion fair and reasonable.

APPENDIX IV	PRINCIPAL TERMS OF THE 2026 SHARE OPTION SCHEME

(b)	Adjustment of limits

The maximum number of new Shares which may be issued under the 2026 Share Option Scheme and/or the individual limits referred to in paragraphs 9(a), 10 and 11(b) will be adjusted, in such manner as the Auditors or independent financial adviser appointed by the Board shall certify in writing to the Board to be fair and reasonable, in the event of any alteration in the capital structure of the Company whether by way of capitalisation issue, rights issue of Shares, consolidation or subdivision of Shares or reduction of the share capital of the Company provided that no such adjustment shall be made in the event of an issue of Shares as consideration in respect of a transaction to which the Company is a party or an issue of any share capital in satisfaction of a dividend in accordance with applicable laws.

(c)	Conditions Governing Adjustment

Any adjustment under paragraph 14(a) will be made, to the extent practicable, in accordance with the following:

(i)	Any such adjustment shall be made on the basis that the proportion of the issued share capital of the Company to which an Option Holder is entitled after such adjustment shall remain the same, rounded to the nearest whole Share, as that to which he or she was entitled before such adjustment;

(ii)	No such adjustment shall be made the effect of which would be to enable any Share to be issued at less than its nominal value, or to increase the proportion of the issued share capital of the Company for which any Option Holder would have been entitled to subscribe had he or she exercised all the Options held by him or her immediately prior to such adjustment; and

(iii)	If applicable, the Auditors or independent financial adviser appointed by the Board (as appropriate) must confirm to the Board in writing that the adjustment satisfies the relevant requirements under the Listing Rules, except where such adjustment is made on a capitalisation issue.

15.	Exercise of Options

(a)	Exercise of Options

Any Option:

(i)	which has vested;

(ii)	in respect of which any conditions attaching to the Option have been satisfied or waived by the Board in its sole discretion; and

APPENDIX IV	PRINCIPAL TERMS OF THE 2026 SHARE OPTION SCHEME

(iii)	which has not lapsed,

may be exercised at any time, provided that the restriction in paragraph 15(c) below is not breached.

(b)	Manner of exercise

An Option Holder may exercise any or all of his or her Options by notice of exercise in writing in such form as the Board may from time to time require, delivered to such person as is designated by the Board.

(c)	Restrictions on exercise

No Option may be exercised in circumstances where such exercise would, in the opinion of the Board, be in breach of applicable laws or applicable rules and regulations (including the Listing Rules).

16.	Rights

No dividends (including distributions made upon the liquidation of the Company) will be payable and no voting rights will be exercisable in relation to an Option. No Option Holder shall enjoy any of the rights of a Shareholder by virtue of the grant of an Option unless and until the Shares underlying the Option are actually issued to the Option Holder pursuant to the exercise of such Option. Shares issued on the exercise of an Option will rank equally in all respects with the Shares in issue on the date of exercise. They will not rank for any rights attaching to Shares by reference to a record date preceding the date of exercise.

17.	Clawback

Options granted under the 2026 Share Option Scheme are subject to the provisions of the clawback policy adopted by the Company, as may be amended from time to time.

The clawback policy, which was implemented to comply with US Securities and Exchange Commission requirements, mandates the recovery of incentive-based compensation from executive officers if the financial statements of the Company are restated due to material noncompliance with financial reporting requirements, resulting in excess compensation paid. This policy applies to cash or equity-based compensation tied to financial reporting measures, including annual bonuses with specific financial targets and financial performance-based equity awards including Options. Recovery applies to excess compensation awarded during a three-year look-back period from the restatement date, provided the individual was an executive officer during that period. Options which are clawed back under the clawback policy will be cancelled. The Company keeps the clawback policy under review and may amend this from time to time.

APPENDIX IV	PRINCIPAL TERMS OF THE 2026 SHARE OPTION SCHEME

18.	Amendments to the 2026 Share Option Scheme

Subject to the provisions of this paragraph 18, the Board may amend any of the provisions of the 2026 Share Option Scheme (including, without limitation, amendments in order to comply with changes in legal or regulatory requirements and amendments in order to waive any or be exempted from restrictions imposed by the provisions of the 2026 Share Option Scheme) at any time, including but not limited to the method by which an Eligible Person accepts the Option Offer, the method by which an Option may be exercised, and such other amendments to benefit the administration of the 2026 Share Option Scheme.

Subject to the provisions of this paragraph 18, the Board may in its absolute discretion provide that any amendment to the provisions of the 2026 Share Option Scheme shall apply only to particular Members of the Group which the Board specifies in writing.

The Shareholders in general meeting must approve in advance by ordinary resolution any proposed amendment of the following to the advantage of Eligible Persons or Option Holders:

(a)	the purpose of the 2026 Share Option Scheme;

(b)	the definitions of “Eligible Employee” or “Eligible Person” and the basis of determining the eligibility of “Eligible Person”;

(c)	the limitations on the total number of new Shares which may be issued upon exercise of all Options to be granted under the 2026 Share Option Scheme as provided for in paragraphs 9(a), 9(b), 9(c) and 11;

(d)	the maximum entitlement of each Eligible Person under the 2026 Share Option Scheme as provided in paragraphs 10 and 11;

(e)	the definition of “Option Period”;

(f)	the terms of paragraphs 6(a) and 6(d);

(g)	the terms of paragraph 6(f) regarding payment on grant;

(h)	the basis of determination of the Exercise Price under the 2026 Share Option Scheme;

(i)	the voting, dividend, transfer and other rights, including those arising on liquidation of the Company attaching to the Options (if applicable) and the Shares falling to be issued upon exercise of the Options;

(j)	the duration of the 2026 Share Option Scheme under paragraph 5;

APPENDIX IV	PRINCIPAL TERMS OF THE 2026 SHARE OPTION SCHEME

(k)	the circumstances under which Options automatically lapse under paragraphs 12(a), 12(b), 12(c), 12(d), 12(e), 12(f) and 12(g);

(l)	the adjustment provisions applicable in the event of a capitalisation issue, rights issue, subdivision or consolidation of Shares or reduction or any other variation of the share capital of the Company under paragraph 14;

(m)	the cancellation of Options under paragraph 13;

(n)	the treatment of Options on termination of the 2026 Share Option Scheme under paragraph 20;

(o)	the restriction on the transfer of Options under paragraph 7;

(p)	the terms of this paragraph 18; or

(q)	the malus and clawback of Options under paragraph 17.

Any amendment to the terms and conditions of these Rules which are of a material nature may only be made with the approval of the Shareholders save where the amendments take effect automatically under these Rules. The determination of the Board as to whether any proposed alteration to the terms and conditions of the 2026 Share Option Scheme is material shall be conclusive.

Any amendments to the 2026 Share Option Scheme which require the approval of the Shareholders in a general meeting will also require the approval of the shareholders of the Listed Parent(s) (if required under the Listing Rules) in general meeting, such approval to be obtained as nearly simultaneously with the approval of the Shareholders as may be reasonably practicable.

19.	Amendments to terms of Options

(a)	Any material amendments to the terms and conditions of any Options granted under the 2026 Share Option Scheme may only be made with the approval of the Shareholders in general meeting. Any changes to the terms of Options granted to an Eligible Person must be approved by the Board, the Remuneration Committee, the Independent Non-executive Directors of the Company and/ or Shareholders in general meeting (as the case may be) if the initial grant of the Options was approved by the Board, the Remuneration Committee, the Independent Non-executive Directors of the Company and/or Shareholders in general meeting (as the case may be) save where the amendments take effect automatically under these Rules. The determination of the Board as to whether any proposed alteration to the terms and conditions of the 2026 Share Option Scheme is material shall be conclusive.

(b)	Where the terms and conditions of Options granted to an Eligible Person who is a Substantial Shareholder of the Company, or any of his or her Associates, are to be amended, the resolution of the Shareholders to approve the amendment is required save where the amendments take effect automatically under these Rules.

APPENDIX IV	PRINCIPAL TERMS OF THE 2026 SHARE OPTION SCHEME

(c)	Where the Company has one or more Listed Parent(s), any amendment under above paragraphs 19(a) and 19(b) may only be made with the approval of the shareholders of the Listed Parent(s) in general meeting, such approval to be obtained as nearly simultaneously with the approval of the Shareholders as referred to in above paragraphs 19(a) or 19(b) as may be reasonably practicable.

(d)	The amended terms and conditions of the 2026 Share Option Scheme and the Options and any variation or waiver of any provision of or pursuant to these Rules shall comply with the Listing Rules, including in particular Chapter 17 of the Listing Rules and all applicable laws, rules and regulations.

20.	Termination of the 2026 Share Option Scheme

(a)	Termination by Board

The Board may terminate the 2026 Share Option Scheme at any time by resolving that no further Options shall be granted under the 2026 Share Option Scheme. If the Board decides to terminate the 2026 Share Option Scheme under this paragraph 20(a), then no new Option Offers under the 2026 Share Option Scheme will be made and the Board may determine whether Options which have been previously granted but not yet exercised shall either:

(i)	continue to be subject to these Rules (which shall remain in full force and effect to the extent necessary to give effect to such Options); or

(ii)	be cancelled in accordance with paragraph 13.

(b)	Automatic termination

The 2026 Share Option Scheme will terminate automatically in accordance with paragraph 5 at midnight on the day immediately before the 10th anniversary of the Adoption Date on expiry of the duration of the 2026 Share Option Scheme.

(c)	Termination by the Shareholders

The 2026 Share Option Scheme may be terminated at any time with the approval of the Shareholders. Following the termination of the 2026 Share Option Scheme under this paragraph 20(c):

(i)	no new Option Offers under the 2026 Share Option Scheme will be made; and

(ii)	Options which have been previously granted but not yet exercised shall continue to be valid and exercisable in accordance with these Rules unless otherwise cancelled in accordance with paragraph 13.

APPENDIX IV	PRINCIPAL TERMS OF THE 2026 SHARE OPTION SCHEME

21.	Suspension

The Board may in the event of specific and unusual circumstances (including but not limited to capital operations requiring adjustment or redefinition of the share capital of the Company or significant negative variations in the profit and loss statement or balance sheet of the Company) at any time suspend the exercise of outstanding Options to the extent not contrary to relevant law. Each suspension(s) shall not be for more than three months and shall not exceed twelve months in total. The Board shall give at least eight days written notice to the Option Holders specifying the starting date of suspension, its duration and the expected date of resumption of the relevant suspended rights.

22.	Administration

(a)	The responsibility for administration of the 2026 Share Option Scheme shall rest with the Board or a duly constituted committee of the Board.

(b)	In addition, the Board may appoint an administrator or administrators in relation to the 2026 Share Option Scheme (or certain aspects thereof) on such terms as the Board may determine.

(c)	The decision of the Board on the interpretation of the Rules or as to whether any circumstances exist which may affect the treatment of any Option or any Option Holder under these Rules or in any dispute relating to any Option or matter relating to the 2026 Share Option Scheme will be final and binding (in the absence of manifest error).

(d)	The Board may establish such guidelines or rules for the administration of the 2026 Share Option Scheme as it may from time to time determine are appropriate provided such rules or guidelines are consistent with the Rules of the 2026 Share Option Scheme. In case of any inconsistency between the Rules of the 2026 Share Option Scheme and any guidelines or rules set out by the Board, the former shall prevail. The Board may, in its absolute discretion, set out different guidelines or rules for the administration of the 2026 Share Option Scheme to apply to particular groups of Eligible Persons and/or to particular Members of the Group.

(e)	The Board shall be entitled to establish such arrangements as it deems reasonably necessary with respect to the mechanisms to implement the vesting of Options and the related registration, recording and reporting matters to ensure that the Option Holders and the Company can comply with all applicable securities, foreign exchange and tax regulations of all relevant jurisdictions. Each Option Holder shall authorize the Company to establish all necessary brokerage and other accounts on the Option Holder’s behalf and shall provide to the Company such information as the Board deems necessary in connection with the Company’s and the Option Holder’s compliance with the foregoing obligations.

As at the Latest Practicable Date, no Share Grant has been granted or agreed to be granted by the Company pursuant to the 2026 Share Option Scheme.

The Board (including the independent Non-executive Directors) is of the view that the provisions of the 2026 Share Option Scheme, in particular those relating to eligibility, vesting period, performance conditions, exercise price and clawback mechanism described above, align with the compensation model of the Company as well as the purpose of the 2026 Share Option Scheme by enabling the Board and the Remuneration Committee to operate and regulate the 2026 Share Option Scheme effectively and efficiently.